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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                  SCHEDULE TO
                                  (Rule 13e-4)

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           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

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                             PORTAL SOFTWARE, INC.
                       (Name of Subject Company (Issuer))

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                             PORTAL SOFTWARE, INC.
                       (Name of Filing Person (Offeror))

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      Certain Options to Purchase Common Stock, Par Value $.001 Per Share,
              Having an Exercise Price Per Share of $5.00 or More
                         (Title of Class of Securities)

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                                  736126 10 3
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

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                            Mitchell L. Gaynor, Esq.
                 Vice President, General Counsel and Secretary
                             Portal Software, Inc.
                           10200 S. De Anza Boulevard
                          Cupertino, California 95014
                                 (408) 572-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Timothy R. Curry, Esq.
                        Brobeck, Phleger & Harrison LLP
                             Two Embarcadero Place
                                 2200 Geng Road
                          Palo Alto, California 94303
                                 (650) 424-0160

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     The filing of this Amendment No. 2 to Schedule TO shall not be construed as an admission by Portal Software, Inc. that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

          This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on July 9, 2001, as amended, relating to our offer to exchange certain options to purchase shares of our common stock, par value $.001 per share, having an exercise price per share of $5.00 or more for new options to purchase shares of our common stock upon the terms and subject to the conditions described in the Offer to Exchange dated July 9, 2001, and the related Election Form.

Item 12.  Exhibits.

     A.  The first sentence of the first paragraph of Section 6 of Exhibit
(a)(1) to the Schedule TO is hereby amended in its entirety to read as follows:

     "Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we intend to accept Eligible Options and Required Options for exchange and cancellation if properly returned and not withdrawn before the Expiration Date."

     B. Paragraph (c)(6) of Section 7 of Exhibit (a)(1) to the Schedule TO is hereby deleted in its entirety and paragraph (c)(7) is renumbered accordingly.

     C. Paragraph (c)(8) of Section 7 of Exhibit (a)(1) to the Schedule TO is hereby deleted in its entirety.

     D. Exhibit (a) (2) to this Amendment is hereby filed as Exhibit (a)(2) to Schedule TO and amends Exhibit (a)(2) to Schedule TO in its entirety.

     E. Exhibit (a) (3) to this Amendment is hereby filed as Exhibit (a)(3) to Schedule TO and amends Exhibit (a)(3) to Schedule TO in its entirety.

     F. Exhibit (a) (9) to this Amendment is hereby filed as Exhibit (a)(9) to Schedule TO and amends Exhibit (a)(9) to Schedule TO in its entirety.

     G. Exhibit (a) (11) to this Amendment is hereby filed as Exhibit (a)(11) to Schedule TO and amends Exhibit (a)(11) to Schedule TO in its entirety.

     H. Exhibit (a) (12) to this Amendment is hereby filed as Exhibit (a)(12) to Schedule TO and amends Exhibit (a)(12) to Schedule TO in its entirety.

     I. Exhibit (a) (14) to this Amendment is hereby filed as Exhibit (a)(14) to Schedule TO and amends Exhibit (a)(14) to Schedule TO in its entirety.

     J. Exhibit (a) (20) to this Amendment is hereby filed as Exhibit (a)(20) to Schedule TO.

     K. Exhibit (a) (21) to this Amendment is hereby filed as Exhibit (a)(21) to Schedule TO.

     L. Exhibit (a) (22) to this Amendment is hereby filed as Exhibit (a)(22) to Schedule TO.

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                Portal Software, Inc.


                                /s/  Mitchell L. Gaynor
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                                Mitchell L. Gaynor
                                Vice President, General Counsel and Secretary

Date:     August 1, 2001

                               Index to Exhibits

Exhibit
Number          Description
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(a)(2)          Election Form
(a)(3)          Change of Election Form
(a)(9)          Addendum for Employees in Australia
(a)(11)         Addendum for Employees in Canada
(a)(12)         Addendum for Employees in France
(a)(14)         Addendum for Employees in Hong Kong
(a)(20)         Form of Notice to Tendering Option Holders
(a)(21)         Notice of Amendment to Offer to Exchange dated August 1, 2001
(a)(22)         Form of Notice to Certain Option Holders Using Online Selection
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